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                                                                  Exhibit 99(a)

                           Entergy Arkansas, Inc.
          Computation of Ratios of Earnings to Fixed Charges and
    Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                  June
                                                                1993      1994      1995     1996      1997       1998

Fixed charges, as defined:
  Total Interest Charges                                        119,591   110,814  115,337   106,716   104,165    100,519
  Interest applicable to rentals                                 16,860    19,140   18,158    19,121    17,529     15,369
                                                               ----------------------------------------------------------
Total fixed charges, as defined                                 136,451   129,954  133,495   125,837   121,694    115,888

Preferred dividends, as defined (a)                              30,334    23,234   27,636    24,731    16,073     15,935
                                                               ----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined     $166,785  $153,188 $161,131  $150,568  $137,767   $131,823
                                                               ==========================================================
Earnings as defined:

  Net Income                                                   $205,297  $142,263 $136,666  $157,798  $127,977    125,634
  Add:
    Provision for income taxes:
       Total                                                     82,337    29,220   72,081    84,445    59,220     62,028
    Fixed charges as above                                      136,451   129,954  133,495   125,837   121,694    115,888
                                                               ----------------------------------------------------------
Total earnings, as defined                                     $424,085  $301,437 $342,242  $368,080  $308,891   $303,550
                                                               ==========================================================

Ratio of earnings to fixed charges, as defined                     3.11      2.32     2.56      2.93      2.54       2.62
                                                               ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                   2.54      1.97     2.12      2.44      2.24       2.30
                                                               ==========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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